Exhibit 99.33

Torex Gold Announces Completion of Prime Mining Acquisition

Transaction adds the advanced stage Los Reyes development project to the Company’s portfolio

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - October 22, 2025) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) today announces it has completed the previously announced plan of arrangement (the “Transaction”) to acquire all of the issued and outstanding common shares of Prime Mining Corp. (“Prime Mining”).

Jody Kuzenko, President & CEO of Torex, stated:

“We have now concluded our acquisition of Prime Mining, which adds the advanced stage Los Reyes development project in Sinaloa, Mexico to our portfolio of assets — a highly prospective, high grade, gold and silver deposit. With our track record of success operating in Mexico, together with a highly skilled projects team and strong balance sheet, we are solidly positioned to unlock the full potential of Los Reyes as we advance it through development and into production over the coming years.

“Since announcing the transaction, our team has been focused on ensuring a smooth transition in order to leverage the excellent work completed by the Prime Mining team and set the foundation for delivering a preliminary economic assessment on Los Reyes by mid-2026. With Indicated Resources of approximately 1.5 million ounces (“Moz”) of gold and 54.0 Moz of silver, Inferred Resources of 538 thousand ounces (“koz”) of gold and 21.6 Moz of silver, and exploration upside to be daylighted through additional drilling, Los Reyes will be an excellent addition to our growing asset base.(i)

“Los Reyes complements the suite of assets in Nevada, USA and Chihuahua, Mexico that were added to our portfolio earlier this year through the acquisition of Reyna Silver. Together, these acquisitions support our goal of becoming a diversified, Americas-focused, precious metals producer with a portfolio of operating, development, and exploration stage assets. With our flagship asset firing on all cylinders and robust free cash flow expected for the foreseeable future, it’s the perfect time to take on the development of our next project outside Morelos as we focus on continuing to deliver superior value to our shareholders for decades to come.”

Pursuant to the terms of the Transaction, Prime Mining shareholders are entitled to receive 0.06 Torex common shares (“Torex Shares”) for each Prime Mining common share (“Prime Mining Share”) exchanged at closing of the Transaction, representing an aggregate of approximately 10.2 million Torex Shares as consideration for their Prime Mining Shares. Following completion of the Transaction, former Prime Mining shareholders own approximately 10.6% of the issued and outstanding Torex Shares, on a non-diluted basis. Full details of the Transaction are included in Prime Mining’s management information circular dated August 25, 2025, which can be found under Prime Mining’s profile on SEDAR+ at www.sedarplus.ca.

The Prime Mining Shares are expected to be delisted from the Toronto Stock Exchange and to cease trading on the OTCQX and the Frankfurt Stock Exchange within two to three business days following the date hereof. Torex is in the process of applying for Prime Mining to cease to be a reporting issuer under applicable Canadian securities laws and to otherwise terminate Prime Mining’s public reporting requirements.

Prime Mining Shares held in online trading accounts or in brokerage accounts will update automatically to reflect the receipt of Torex Shares, generally within two weeks of closing. Registered Prime Mining shareholders who hold physical share certificates or direct registration system DRS advice (“DRS Statements”) must complete, sign, and return the letter of transmittal, along with the share certificate(s) or DRS Statement(s), to Computershare Investor Services Inc. (“Computershare”), the depositary for the Transaction, in accordance with the instructions in the letter of transmittal, in order to receive their Torex Shares. Additional information regarding the process for receiving Torex Shares is available by contacting Computershare by telephone at 1-800-564-6253 (Canada and the United States) or 1-514-982-7555 (International) or by email at corporateactions@computershare.com.

CIBC World Markets Inc. acted as exclusive financial advisor to Torex and Cassels Brock & Blackwell LLP acted as Torex’s legal advisor. Trinity Advisors Corporation acted as financial advisor to Prime Mining and its Board of Directors, and BMO Nesbitt Burns Inc. provided a fairness opinion to the Special Committee and the Prime Mining Board. Blake, Cassels & Graydon LLP acted as Prime Mining’s legal advisor.

(i) Prime Mining’s current mineral resource estimate includes 49.0 million tonnes of Indicated Resources (1,491,000 ounces contained Au at 0.95 g/t and 54.00 million ounces contained Ag at 34.2 g/t) and an additional 17.2 million tonnes of Inferred Resources (538,000 ounces contained Au at 0.97 g/t and 21.56 million ounces contained Ag at 39.0 g/t) and has an effective date of October 15, 2024. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Additional information, including with respect to key assumptions, parameters, and methods used to estimate mineral resources, is available in Prime Mining’s amended and restated technical report (the “Prime Mining Technical Report”) entitled “The Los Reyes Project, México” with a report date of June 27, 2025 and an effective date of October 15, 2024, a copy of which is available under Prime Mining’s profile on SEDAR+ at www.sedarplus.ca.

QUALIFIED PERSON

The scientific and technical information in this press release pertaining to the mineral resources of Prime Mining has been reviewed and approved by Scott Smith, P.Geo., former Executive Vice President of Exploration with Prime Mining immediately prior to its acquisition by Torex, who is a “qualified person” as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, which is currently Mexico’s largest single gold producer. The Company also owns the advanced stage Los Reyes gold-silver project in Sinaloa, Mexico and recently acquired a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Gryphon and Medicine Springs projects in Nevada, USA.

The Company’s key strategic objectives are to: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; pursue disciplined growth and capital allocation; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Forward-Looking Information includes, but is not limited to, statements regarding the Company’s ability to advance the Los Reyes project through development and into production; the Company’s ability to deliver a preliminary economic assessment by mid-2026; exploration upside and future drilling at Los Reyes; the Company’s ability to generate free cash-flow and superior value to shareholders in the future; the expected timing for the delisting of Prime Mining Shares; and the expectation that Prime Mining will cease to be a reporting issuer in Canada. Forward-Looking Information also includes the Company’s key strategic objectives to: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; pursue disciplined growth and capital allocation; retain and attract best industry talent; and be an industry leader in responsible mining. Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “guidance”, “expects”, “planned”, “forecast” or variations of such words and phrases or statements that certain actions, events or results are “on track to” or “will”, or “is expected to” occur. Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such Forward-Looking Information, including, without limitation, risks and uncertainties identified in the Company’s technical report (the “Technical Report”) released on March 31, 2022, entitled “Morelos Property, NI 43-101 Technical Report, ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study, Guerrero State, Mexico”, which has an effective date of March 16, 2022, the Company’s annual information form (“AIF”) for the year ended December 31, 2024 dated March 21, 2025, and management’s discussion and analysis for the three and six months ended June 30, 2025 (“MD&A”). Forward-Looking Information is based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Company does not undertake to update any Forward-Looking Information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF, and MD&A are filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/271403